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                             [IMPRESSE LETTERHEAD]


                                 May 24, 2000

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Attention:  Corey A. Jennings
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

RE:     Impresse Corporation
        Registration Statement on Form S-1, SEC File No. 333-95923 Registration Statement on Form 8-A, SEC File No. 000-29729

Dear  Mr. Jennings:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together will all exhibits and amendments thereto (SEC File No. 333-95923), which was originally filed on February 1, 2000 and its Registration Statement on Form 8-A (SEC File No. 000-2972) which was originally filed on February 29, 2000 (collectively, the "Registration Statements").

        The Registrant has determined that the terms currently available for new issuances in the public marketplace are not sufficiently favorable to pursue its initial public offering at this time. In light of this determination and the Registrant's financial flexibility to defer the proposed financing, the Registrant has determined not to proceed with the offering contemplated by the Registration Statements. No securities have been sold pursuant to the Registration Statements and all activity in pursuit of the offering has been discontinued.

        Accordingly, the Registrant hereby requests that an order granting the withdrawal of the Registration Statements be issued by the Commission as soon as possible.

                                        Sincerely,

                                        IMPRESSE CORPORATION



                                        By: /s/ Sanjai K. Bijawat
                                            -----------------------------
                                            Sanjai K. Bijawat
                                            Chief Financial Officer